FORGE INNOVATION DEVELOPMENT CORP.

17700 Castleton Street, Suite 469

City of Industry, California 91748

Tele: (626) 361-1393

July 26, 2017

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Sonia Gupta Barros, Assitant Director
Bryan Hough, Staff Attorney Peter McPhun, Accountant Eric McPhee, Accountant

Re:	Forge Innovation Development Corp. (“Registrant” and/or “Company”)
Amendment No. 2 to Registration Statement on Form S-1 Filed on May 26, 2017 File No. 333-218248

Gentlepersons:

Please be advised that, on behalf of the Registrant, I hereby acknowledge the following:

●	Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

●	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Patrick Liang
Patrick Liang, President